CC Neuberger Principal Holdings I

200 Park Avenue, 58th Floor

New York, NY 10166

January 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Melissa Walsh and Edwin Kim

Re:	CC Neuberger Principal Holdings I
Amendment No. 1 to Registration Statement on Form S-4
Filed December 14, 2020
File No. 333-249953

Dear Sir or Madam:

This letter sets forth responses of CC Neuberger Principal Holdings I (“CCNB1”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated January 4, 2021, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-249953) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth CCNB1’s response to each of the numbered comments immediately below each numbered comment.

In addition, CCNB1 has revised the Registration Statement in response to the Staff’s comments and CCNB1 is concurrently filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of CCNB1’s responses correspond to page numbers in the Registration Statement, as so amended (the “Amended Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-4 filed December 14, 2020

Selected Historical Financial and Other Data of E2open

Non-GAAP Financial Measures, page 51

1.	Staff’s Comment: We note the revisions throughout your filing in response to prior comment 1. Please also include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measures when presenting ratios of non-GAAP measures in tabular disclosures throughout your filing. For example, in your reconciliations of Adjusted Gross Profit and Adjusted Gross Margin, please disclose the amount of GAAP gross margin for each of the periods presented.

Response: CCNB1 acknowledges the Staff’s comment and has revised the disclosure on pages 51, 182 and 277 of the Amended Registration Statement to present, with equal or greater prominence, most directly comparable GAAP financial measures when presenting ratios of non-GAAP measures in tabular disclosures.

CCNB1 Board’s Reasons for the Approval of the Business Combination, page 177

2.	Staff’s Comment: We note your response to prior comment 14 regarding the valuation process performed by your board. To the extent material, please disclose the multiples of the selected comparable companies the board evaluated and the 14 precedent transactions that the board considered in its valuation.

Response: CCNB1 acknowledges the Staff's comment and has revised the disclosure on page 178 to (i) include the multiples of the selected comparable public companies referred to and (ii) to delete the reference to the 14 precedent transactions, as the board did not consider such transactions in evaluating the transaction with E2open.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 221

3.	Staff’s Comment: In the discussion of your determination of the accounting acquirer, please also address the basis for your conclusion that CCNB1 is the primary beneficiary of E2open Holdings, which was determined to be a VIE, as explained in your response to prior comment 15.

Response: CCNB1 acknowledges the Staff’s comment and has revised disclosure on pages 55 and 222 of the Amended Registration Statement to address the basis for our conclusion that CCNB1 is the primary beneficiary of E2open Holdings.

Note 4. Adjustments to Pro Forma Condensed Combined Balance Sheet, page 232

4.	Staff’s Comment: In response to prior comment 17, you indicate that you will apply a re-creation cost and/or with-and-without methodology to estimate the fair value of the customer relationships intangible. Tell us what consideration was given to using a valuation technique based on the expected present value of future cash flows available from future contracts with these customers.

Response: We considered applying a multi-period excess earnings method  (“MPEEM”) for valuing customer relationships. However, the use of the MPEEM would be precluded given the valuation of the technology related intangible asset under an MPEEM. The Appraisal Foundation guidance “Best practices for valuations in financial reporting: Intangible asset working group – contributory assets” does not permit the use of MPEEM for multiple intangible assets with an interdependent revenue stream. An excerpt from the guidance is as follows:

“…3.5.04 The Working Group recognizes that there has been diversity in practice as to whether multiple subject intangible assets (which share the same revenue/cash flows) should be valued using an MPEEM and, if so, whether such analyses should reflect simultaneous cross charges between subject intangible assets. For example, both customer-related assets and technology assets have been observed in practice as being valued using this method with such cross charges reflecting an attempt to adjust for overlapping revenues/cash flows.

3.5.05 The Working Group strongly believes that the use of simultaneous application of the MPEEM with either single or multiple cross charges to multiple intangible assets that share the same revenue/cash flow is not best practice and should be avoided…”

As such, we would not be able to value customer relationships using MPEEM.  We plan on valuing the customer relationships intangible based on “with-and-without method”. This is a form of income approach and considers the renewals and attrition attributed to existing customers. The Appraisal Foundation guidance on “The valuation of customer-related assets” guidance, indicates that the “with-and-without” method is one of the commonly used income approach methods to value customer-related assets. An excerpt from the guidance is as follows:

“…The income approach is used to estimate fair value based on the cash flows that an asset can be expected to generate over its economic life. The most commonly used income approach methods include the MPEEM, the Distributor Method (a variant of the MPEEM), the With-and-Without Method, and the Cost Savings Method…”

Note 5. Adjustments to Pro Forma Condensed Combined Statements of Operations, page 236

5.	Staff’s Comment: As explained in your response to prior comment 18, the (AA) adjustments were computed based on the percentage fair value reduction of deferred revenue applied to the total reported amount of revenue. Pro forma income statements should reflect the effects of the pro forma balance sheet adjustments assuming the adjustments were made as of the beginning of the fiscal year presented. Refer to Rule 11-02(a)(6)(i)(B) of Regulation SX. Please revise the pro forma adjustment to reflect the fair value reduction related to the amount of revenue recognized during the periods that was included in deferred revenue at the beginning of the fiscal year presented.

Response: CCNB1 acknowledges the Staff’s comment and has revised the pro forma adjustment on pages 226 and 227 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

E2open

Liquidity and Capital Resources, page 307

6.	Staff’s Comment: Please update the date through which E2open believes it will have sufficient cash resources to meet its requirements. In this regard, you disclose on page F-50 that you will have sufficient resources until at least November 2021. In addition, please revise to indicate your compliance with the covenants of the Term Loan Due 2024 and Revolving Credit Facility as of the most recent interim balance sheet date.

Response: CCNB1 acknowledges the Staff’s comments and has revised the disclosure on pages 307 and 308 of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

Morgan D. Elwyn
Robert A. Rizzo
Claire E. James
Willkie Farr & Gallagher LLP

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